FORM 6-K

                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,                                October     2003
                       ------------------------------------ ----------
Commission File Number 001-13718
                       ------------------------------------ ----------


                              MDC CORPORATION INC.
-------------------------------------------------------------------------------
             (Translation of registrant's name into English)


          45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                       Form 40-F           X
                      ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                               No                 X
                      ------------------              ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                 DOCUMENT INDEX


Document                                                               Page No.

   1.              News Release dated October 9, 2003                      3
   2.              News Release dated October 30, 2003                     6





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                                                                     Document 1

                               [GRAPHIC OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE


FOR:     MDC Corporation Inc.
          45 Hazelton Avenue
          Toronto, Ontario M5R 2E3

CONTACTS:

MILES S. NADAL                               PETER M. LEWIS
Chairman, President and                      Executive Vice President and CFO
Chief Executive Officer                      Tel:  416-960-9000 ex. 272
Tel:  (416) 960-9000 ex. 223

TSX STOCK SYMBOL:          MDZ.A
NASDAQ STOCK SYMBOL:       MDCA
WEBSITE:                   WWW.MDCCORP.COM



                              MDC CORPORATION INC.
                  ACQUIRES REMAINING 15% OF METACA CORPORATION

                   TORONTO - October 9, 2003 - MDC Corporation Inc. ("MDC") announced today the acquisition of a 15% interest in Metaca Corporation ("Metaca") held by Symcor Inc. with the result that MDC now owns 100% of the shares of Metaca. The transaction is valued at approximately $4 million. Metaca is a leading global CardProgramTM Management Company with a blue-chip customer portfolio, which includes financial services, telecommunications, loyalty, retail, insurance and utility industries. Metaca supports this customer portfolio from operations in Canada and Australia.

                  "We are pleased to obtain 100% of Metaca as it provides MDC with greater flexibility with respect to capital and operational decisions," said Miles S. Nadal, Chairman, President and CEO of MDC. "We see good growth prospects for Metaca, especially in the smart card sector," added Nadal.

                  Metaca is one of only a few remaining non-core businesses of MDC, whose primary focus is once again marketing communications. MDC is one of the world's leading marketing communications companies, providing services in advertising, public relations, research, direct marketing, and customer relationship management.

ABOUT MDC CORPORATION INC.

                   MDC Corporation Inc. is one of the world's leading marketing communications firm, providing services in the United States, Canada, and the United Kingdom. Through its network of entrepreneurial firms, MDC services include advertising and media, customer relationship management, and marketing services. MDC also offers security-sensitive transaction products and services through its Secure Transactions Division. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.



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                                                                     Document 2

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE




FOR:                 MDC Corporation Inc.
                     45 Hazelton Avenue
                     Toronto, Ontario M5R 2E3

CONTACTS:            Miles S. Nadal                 Peter M. Lewis
                     Chairman, President & CEO      Executive Vice-President
                     (416) 960-9000 Ext.223           & CFO
                                                    (416) 960-9000 Ext. 272

                     Walter Campbell                Trevor Maunder
                     Senior Vice-President Finance  Director, Investor Relations
                     (416) 960-9000 Ext.336         (416) 960-9000 Ext.226

TSE Stock Symbol:    MDZ.A
NASDAQ Stock Symbol: MDCA
Website:             www.mdccorp.com


         MDC CORPORATION INC. ANNOUNCES FINANCIAL RESULTS FOR THE THIRD
                        QUARTER ENDED SEPTEMBER 30, 2003


TORONTO, Ontario (October 30, 2003) - MDC Corporation Inc. operating as MDC Partners ("MDC") of Toronto today announced its financial results for the third quarter and nine months ended September 30, 2003. Consolidated revenues were US$68.1 million for the quarter, representing a 23% decrease from the US$88.5 million reported for the same three-month period of the prior year. Operating income before other charges, at US$7.8 million, declined US$3.5 million or 31% compared to the US$11.3 million achieved during the third quarter of 2002. Net income for the three months ended September 30, 2003 was US$3.3 million compared to US$4.2 million for 2002. Diluted earnings per share for the quarter was US$0.15 compared to US$0.16 last year. Diluted cashflow per share was US$0.26 this quarter versus US$0.29 in the previous year. The inclusion in the 2002 results of the divested operations of Custom Direct, Spectron Security Print and Questa together with the increased focus on Marketing Communications makes the periods' results less comparable.

"MDC has adopted the U.S. dollar as its reporting currency in order to reflect the global nature of the Company's business and shareholder base. In addition, MDC has modified its financial statement presentation to improve investors' ability to compare the Company's results with those of most other publicly traded businesses in the marketing communications industry," said Miles S. Nadal, Chairman, President and Chief Executive Officer.

Consistent with the focus on Marketing Communications, MDC will be renamed MDC Partners Inc. on January 1, 2004, operating as MDC Partners until then. "The evolution of MDC has culminated in our rebranding as a result of our fundamental belief that it is time for a change in the Marketing Communications industry. Our commitment is to do great work for great clients that produces measurable results. MDC Partners is well positioned to lead this paradigm, and we believe that the quality of our Brands and the expertise they demonstrate consistently for their clients has, and will enable them to win significant new business in the future," said Miles S. Nadal.

Marketing Communications reported revenues of US$47.5 million for the third quarter of 2003, an increase of US$5.3 million or 12% compared to the third quarter of 2002. Operating income before other charges increased 56% to US$7.4 million for the quarter from the US$4.8 million achieved in the same quarter in the previous year. Operating margins improved to 15.7% from 11.3%. These improvements were primarily the result of an increase in the demand for database management, direct marketing services, corporate communication and advertising in the United States. As a result of the privatization of Maxxcom and the merger of head offices, additional divisional cost reductions were achieved in the area of divisional corporate overheads.

"Marketing Communications continued to attract new clients throughout the quarter, including Circuit City, Target, Best Buy, Discovery Channel and Borders, resulting in annualized net new business wins with revenues of approximately US$2.8 million," said Mr. Nadal. "Our operations remain focused on the generation of new business while maintaining a cost-effective structure. The positive momentum experienced in revenues and earnings is anticipated to continue as we benefit from the recovery expected in the marketing communications industry."

Third quarter revenues of the Secure Transactions Division were US$18.9 million, a decrease of 58% from the US$45.5 million recorded for the same period of 2002. Operating income before other charges was US$1.2 million, down 84% from the US$7.3 million earned in the prior year. Excluding divested operations, revenues improved slightly compared to 2002, however, operating income decreased US$1.6 million primarily as a result of costs related to preparation for increased production under the long-term United States Postal Service contract announced last quarter and increased operating costs at Canadian facilities as a result of the strengthening Canadian dollar.

"We remain committed to the profitable operation of our remaining non-core businesses, and are pleased with progress to date on the implementation of state-of-the-art equipment at Ashton Potter. When fully operational, expected by the end of the fourth quarter, revenues and operating income of the operation are expected to improve significantly," said Mr. Nadal.

On July 31, 2003 MDC completed the privatization of Maxxcom Inc. with the issuance of 2,473,183 Class A subordinated voting shares at Cdn.$13.25. The share capital issued as a result was US$23 million.

During the quarter, pursuant to its normal course issuer bid, MDC repurchased 626,916 Class A subordinate voting shares at an average price per share of Cdn. $13.80 for total consideration of US$6.3 million.

About MDC Partners

MDC Corporation Inc. is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC also offers security-sensitive transaction products and services through its Secure Transactions Division. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.


                                    - ### -

                                           MDC CORPORATION INC.
                                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                        THIRD QUARTER 2003 and 2002
                                                (Unaudited)

                                                                               $U.S. 000's - except per
                                                                                     share amounts
                                                                              ----------------------------
For the Three Months Ended September 30,                                             2003           2002*         Change
-------------------------------------------------------------------------------------------------------------------------
Gross billings                                                                    132,140         140,545           (6%)
                                                                              ----------------------------
Revenues                                                                           68,088          88,548          (23%)
Operating costs                                                                    60,252          77,267          (22%)
                                                                              ----------------------------

Operating income before other income (charges)                                      7,836          11,281          (31%)
                                                                              ----------------------------
Other income (charges)
     Net gain on asset dispositions and other charges                                 445           1,456
     Amortization                                                                  (2,723)         (3,566)
     Interest, net                                                                 (1,439)         (3,873)
     Income participation of minority partners                                     (1,455)           (900)
                                                                              ----------------------------
                                                                                   (5,172)         (6,883)
                                                                              ----------------------------
Income before income taxes and minority interest                                    2,664           4,398          (39%)

Income taxes (recovery)                                                              (818)            224
                                                                              ----------------------------

Income before minority interest                                                     3,482           4,174          (17%)

Minority interest (recovery)                                                          141              (5)
                                                                              ----------------------------

Net income for the period                                                           3,341           4,179          (20%)
                                                                              ============================

Cash Flow from operations                                                           5,867           7,633          (23%)
                                                                              ============================

Earnings Per Share
   Net income
     o   Basic                                                                       0.17            0.23         (26%)
     o   Diluted                                                                     0.15            0.16          (6%)
Cash Flow Per Share
     o   Basic                                                                       0.30            0.44         (32%)
     o   Diluted                                                                     0.26            0.29         (10%)
Weighted average shares outstanding during the period
     o   Basic                                                                 18,361,746      16,915,341           9%
     o   Diluted**                                                             23,249,320      26,558,351         (12%)

-------------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Three Months Ended September 30,                                          2003          2002*             Change
-------------------------------------------------------------------------------------------------------------------------
Marketing Communications
Revenues                                                                        47,476          42,207             12%
Operating income before other income (charges)                                   7,444           4,764             56%

Secure Transactions
Revenues                                                                        18,898          45,516            (58%)
Operating income before other income (charges)                                   1,208           7,336            (84%)

Corporate and Other
Revenues                                                                         1,714             825            108%
Operating loss before other income (charges)                                      (816)           (819)             -
-------------------------------------------------------------------------------------------------------------------------

*   Comparative figures have been reclassified to conform with current presentation.
** The Company has the option to satisfy the CDN$49,000 (US$36,299) of 7%
   Convertible Notes ("Notes") with cash or Class A Subordinated Voting Shares
   ("Shares") at 95% of the current share price. As a result, the diluted shares outstanding include 4,013,104 (2002 - 9,633,911) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.


                                                 MDC CORPORATION INC.
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                              THIRD QUARTER 2003 and 2002
                                                      (Unaudited)

                                                                              $U.S. 000's - except per
                                                                                    share amounts
                                                                             ----------------------------
For the Nine Months Ended September 30,                                              2003          2002*         Change
------------------------------------------------------------------------------------------------------------------------
Gross billings                                                                   410,304         453,614         (10%)
                                                                             ----------------------------
Revenues                                                                         236,928         299,952         (21%)
Operating costs                                                                  211,159         259,555         (19%)
                                                                             ----------------------------

Operating income before other income (charges)                                    25,769          40,397         (36%)
                                                                             ----------------------------
Other income (charges)
     Net gain on asset dispositions and other charges                             15,415          99,483
     Unrealized foreign exchange gain                                                  -           4,380
     Amortization                                                                 (9,868)        (12,208)
     Interest, net                                                                (9,654)        (14,077)
     Income participation of minority partners                                    (4,019)         (2,252)
                                                                             ----------------------------
                                                                                  (8,126)         75,326
                                                                             ----------------------------
Income before income taxes and minority interest                                                                 (85%)
                                                                                  17,643         115,723

Income taxes                                                                       6,122          21,479
                                                                             ----------------------------

Income before minority interest                                                   11,521          94,244         (88%)

Minority interest (recovery)                                                      (1,044)          2,523
                                                                             ----------------------------

Net income for the period                                                         12,565          91,721         (86%)
                                                                             ============================

Cash Flow from operations                                                         13,282          17,236         (23%)
                                                                             ============= ==============

Earnings Per Share
   Net income
o        Basic                                                                      0.67            5.38         (88%)
o        Diluted                                                                    0.55            3.61         (85%)
Cash Flow Per Share
o        Basic                                                                      0.71            0.98         (28%)
o        Diluted                                                                    0.58            0.69         (16%)
Weighted average shares outstanding during the period                         17,397,476      16,915,341           3%
o        Basic                                                                23,541,571      25,501,775          (8%)
o        Diluted**

------------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Nine Months Ended September 30,                                              2003          2002*         Change
------------------------------------------------------------------------------------------------------------------------
Marketing Communications
Revenues                                                                         136,869         123,210          11%
Operating income before other income (charges)                                    18,831          13,045          44%

Secure Transactions
Revenues                                                                          96,173         168,504         (43%)
Operating income before other income (charges)                                     9,849          30,129         (67%)

Corporate and Other
Revenues                                                                           3,886           8,238         (53%)
Operating loss before other income (charges)                                      (2,911)         (2,777)         (5%)
---------------------------------------------------------------------------- ------------- -------------- --------------

*   Comparative figures have been reclassified to conform with the current presentation.
** The Company has the option to satisfy the CDN$49,000 (US$36,299) of 7%
   Convertible Notes ("Notes") with cash or Class A Subordinated Voting Shares
   ("Shares") at 95% of the current share price. As a result, the diluted shares outstanding include 5,751,174 (2002 -8,576,329) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.


                                   MDC CORPORATION INC.
                                CONSOLIDATED BALANCE SHEETS



--------------------------------------------------------------------------------------------------------
                                                                              ($U.S. 000's)
                                                                   -------------------------------------
                                                                               As at              As at
                                                                       September 30,       December 31,
                                                                                2003              2002*
                                                                         (Unaudited)          (Audited)
--------------------------------------------------------------------------------------------------------

ASSETS
Current
    Cash and cash equivalents                                                52,700             37,788
    Accounts receivable                                                      78,021             67,457
    Inventory                                                                 5,464              7,005
    Prepaid expenses and sundry                                               5,676              6,266
                                                                   -------------------------------------
                                                                            141,861            118,516
Portfolio investments                                                        15,834                103

Capital and other assets                                                     59,660             79,864
Goodwill                                                                    100,879            185,637
                                                                   -------------------------------------

                                                                            318,234            384,120
                                                                   =====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable and accrued liabilities                                 83,402             82,874
    Deferred acquisition consideration                                        5,350             23,966
    Deferred revenue                                                         15,011             11,104
    Current portion of long-term indebtedness                                11,885              4,088
                                                                   -------------------------------------
                                                                            115,648            122,032

Long-term indebtedness                                                       79,288            155,514
                                                                   -------------------------------------
                                                                            194,936            277,546
                                                                   -------------------------------------
Minority interest                                                             2,534              9,824
                                                                   -------------------------------------

Shareholders' equity
    Share capital**                                                         115,025             96,407
    Contributed surplus                                                       1,900                  -
    Other paid-in capital                                                    29,146             24,179
    Cumulative translation adjustment                                        (5,370)             7,858
    Retained earnings (deficit)                                             (19,937)           (31,694)
                                                                   -------------------------------------
                                                                            120,764             96,750
                                                                   -------------------------------------

                                                                            318,234            384,120
                                                                   =====================================

--------------------------------------------------------------------------------------------------------

* Comparative figures have been reclassified to conform with the current presentation.

** Includes $23,327 of share capital issued on the privatization of Maxxcom Inc.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   MDC CORPORATION INC.
                                         --------------------------------------
                                                       (Registrant)

Date:  November 5, 2003            By:   /s/ Walter Campbell
       ------------------                --------------------------------------
                                                       (Signature)
                                        Walter Campbell
                                        Senior Vice President Finance